EXHIBIT 99.1

Irrevocable Proxy

The Stockholder hereby revokes any and all previous proxies and powers of attorney granted with respect to such Stockholder's Shares, and the Stockholder shall not grant any subsequent proxy or power of attorney with respect to such Stockholder's Shares, as agreed herein, The Stockholder hereby grants, or agrees to cause the applicable record holder to grant, a proxy appointing Majority of the Board of Director of BioAdaptives, Inc as such Stockholder's representatives-in-fact and proxy, for and in such Stockholder's name, to be counted as present and vote and express consent or dissent with respect to such Stockholder's Shares. The proxy granted by the Stockholder is irrevocable in accordance with Section 212(e) of the Delaware General Corporation Law,

Name of stockholder: BREATH OF LIFE FOUNDATION

Number of shares: 9,628,568

Name of Company of Shares: BIOADAPTIVES, INC.

signed:/s/ Sarah Moore

Sarah Moore

President

Breath Of Life Foundation

February 20 2018